ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

This annual information form (“AIF”) is prepared as of March 21, 2006

ITEM 1. TABLE OF CONTENTS

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ITEM 2.      PRELIMINARY NOTES

This AIF includes certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions, as well as those factors addressed in the “Risk Factors” section of this AIF. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Incorporation of Continuous Disclosure Documents by Reference

In this Annual Information Form (“AIF”), the “Company” or “Northern Dynasty” refers to Northern Dynasty Minerals Ltd. and all its subsidiaries together unless the context states otherwise.

Incorporated by reference into this AIF are the audited consolidated financial statements and Management’s Discussion and Analysis for Northern Dynasty for the fiscal year ended December 31, 2005 together with the auditor’s report thereon. These documents are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Documents incorporated by reference in this AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Northern Dynasty, copies of which are available on request from the offices of Northern Dynasty or on the SEDAR web site (www.sedar.com).

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This AIF uses the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. Northern Dynasty advises the United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The business activities of the Company, carried out through its subsidiary in Alaska, U.S.A. are conducted primarily with United States dollars. The rate of exchange

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on December 31, 2005 as reported by the Bank of Canada, for the conversion of one United States dollar into one Canadian dollar was 1.1630.

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this Annual Information Form (“AIF”) the following terms have the meanings set forth herein:

Composite Hydrothermal System	Created by hydrothermal process or processes in which there is evidence of more than one centre or source of hydrothermal fluids, and potentially more than one mineral deposit.

Hydrothermal Alteration

Alteration of rocks or minerals by the reaction of hot, or hydrothermal, water with pre-existing (or host) rocks or minerals. The products of this reaction may also be a hydrothermal mineral deposit, that is, gangue and ore minerals that have been deposited in fractures, faults, breccia openings, etc., by replacement or open-space filling from watery fluids of 50-700 degrees C temperature and of 1-3 kilobars pressure.

Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro- conductivity; IP detects both chargeable, pyrite-bearing rock and non- conductive rock that has a high content of quartz. It is commonly used to explore for mineralization associated with porphyry copper deposits.

Mineral Symbols	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed in 2000 by the Canadian Institute of Mining. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (potential for economic viability) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit.

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The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

“Mineral Resource” means a deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such greater quality that extraction of the material at a profit is currently or potentially possible. “Inferred Resource” means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit. “Indicated Resource” means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made. “Measured Resource” means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

“Mineral Reserve” is that part of a resource which can be mined legally and at a profit under economic conditions that are specified and which are generally accepted as reasonable. Economic viability must be demonstrated by at least a preliminary feasibility study based on Indicated and Measured Resources. “Probable Reserve” means the estimated quantity and grade of that part of an Indicated Resource for which the economic viability has been demonstrated by adequate information and engineering, operating, economic and legal factors, at a confidence level that will allow positive decisions on major expenditures. “Proven reserve” is the estimated quantity and grade of that part of a Measured Resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate. The term should be restricted to that part of a deposit being mined, or being developed and for which there is a mining plan.

ITEM 3.      CORPORATE STRUCTURE

Northern Dynasty Minerals Ltd. is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor to the British Columbia Corporations Act currently in force), under the name “Dynasty Resources Inc.”. On November 30, 1983 the Company changed its name to “Northern Dynasty Explorations Ltd.” and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 by having a receipt issued for its initial prospectus offering by the British Columbia Securities Commission. Northern Dynasty was formerly listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally “TSX Venture”) from 1984-1987, interlisted on the Toronto Stock Exchange from 1987-1993, and unlisted but remained in good standing with all securities commissions from 1993 to 1994, and thereupon listed on TSX Venture from 1994 to present. In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange (“AMEX”).

The head office of Northern Dynasty is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys Lang Michener, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. Its wholly owned subsidiary, Northern Dynasty Mines Inc., is located 3201 C Street, Suite 604, Anchorage, Alaska, USA 99503.

In this Annual Information Form, a reference to the “Company” or “Northern Dynasty” includes a reference to its wholly-owned subsidiaries, unless the context clearly states otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this Annual Information Form.

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ITEM 4.      GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Northern Dynasty is in the business of acquiring and exploring base and precious metal natural resource properties. For the past three years, Northern Dynasty has been focused on exploring the “Pebble Project” located in Alaska USA, which comprises of 1,331 mineral claims totaling approximately 39,600 hectares. The area comprising the Pebble Project hosts several copper, gold and molybdenum deposits, including the Pebble West and Pebble East deposits for which mineral resources have been outlined.

To December 31, 2005, Northern Dynasty’s aggregate exploration expenditures on the Pebble Project total approximately $87 million with acquisition costs of approximately $17 million, bringing the total invested in the property to approximately $104 million. Northern Dynasty does not have any operating revenue, although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. During fiscal 2006, Northern Dynasty plans to continue its exploration and development of the Pebble Project.

Significant Acquisitions and Significant Dispositions

During the year ended December 31, 2005, the Company negotiated the acquisition of HDGI’s carried 20% interest in the Pebble Project for 14 million shares.

ITEM 5.      DESCRIPTION OF BUSINESS

The Pebble Project

The following is a description of the Pebble Project at December 31, 2005.

Summary

Pursuant to an Assignment Agreement dated October 29, 2001 between Northern Dynasty and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s Pebble Property, which hosts a large copper-gold-molybdenum porphyry deposit and is located on state land in the State of Alaska.

The first of the two options permitted Northern Dynasty to purchase the previously drilled (by Teck Cominco) portions of the Pebble Property on which the majority of the known copper and gold mineralization was known to exist (the “Resource Lands”). The Resource Lands option required the payment of cash or shares during the three year term of the option (as extended by one year) and a balloon option payment at the end of the third year of approximately US$10 million (prior to November 30, 2004) at which time Northern Dynasty would own 80% of the Resource Lands (and HDGI, 20%).

The second part of the Teck Cominco option permitted Northern Dynasty to earn a 80% (and up to 100%, subject to HDGI’s carried interest of 20%) interest in the remainder of the Pebble Property which was the

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area outside of the known mineralization (the “Exploration Lands”) by doing 60,000 feet of exploration drilling by November 30, 2004.

As of November 30, 2004 Northern Dynasty had completed its option requirements and had exercised the option to acquire 80% of the Resource Lands and by February 2005, 80% of the Exploration Lands was acquired by exercise of the second option. Northern Dynasty thus currently controls 80% of the Pebble Property and is finalizing the acquisition of 100% of HDGI, which controls the remaining 20% of the Pebble Property. Northern Dynasty and HDGI will shortly be acquiring beneficial ownership of the Pebble Property from Teck Cominco American Inc. with registered title to the mining claims comprising the Pebble Property to be held and administered through their Alaska incorporated affiliate. Upon completion of the acquisition of the final 20% working interest, Northern Dynasty will own a 100% working interest in the Pebble project subject only to a nets profits royalty (4-5% of net profits after project debt payback) held by Teck Cominco on the Exploration Lands.

Northern Dynasty’s program in fiscal 2005 involved exploration drilling of the Pebble East Deposit on the eastern flank of the Pebble West (formerly Pebble) Deposit, and the continued collection of environmental and socioeconomic data and ongoing engineering studies towards a feasibility study and initiation of the permitting process.

The 2006 program is focused on thoroughly assessing the Pebble East Deposit through drilling and engineering studies to integrate it into the overall mine plan for the project. The drilling component of the program consists of 100,000 ft (30,500 m). Comprehensive engineering, environmental, and socioeconomic programs, designed to collect input for a feasibility study for a long life mining operation, will continue in parallel with the drilling program. Work on the Integrated Development Plan for the overall project would commence in 2006 and extend through 2007.

Northern Dynasty does not have any operating revenue, although historically it has had annual interest revenue as a consequence of investing surplus exploration funds pending the completion of exploration programs. Metals prices have traditionally seen multi-year cycles of higher and lower prices, which often impact the availability of exploration and development funds in years with depressed prices.

Alaska Statutes 38.05.185 and the following statutes establish the rights to mining claim and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labour, annual rental, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in 11 Alaska Administrative Code 86.800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies, which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 and following (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

The Company completed a private placement financing for gross proceeds of C$30.5 million in March 2005 and at December 31, 2005, had working capital of $11.0 million and approximately 6.9 million in-the-money warrants (exercisable at $5.00) and 2.9 million in-the-money share purchase options (exercisable at an average weighted price of $5.05). However, it will likely have to raise additional funds to carry on the planned 2006 exploration program. If the equity markets for resource issuers are not receptive to additional financings, Northern Dynasty would likely have to reduce the planned expenditures.

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Property Agreements

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” gold/copper/molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interests in these option agreements from HDGI in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to “carry”( i.e. pay for) HDGI’s 20% share of costs in connection with the exercise requirements under the Options.

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments from resales of other blocks of shares which the Company managed. The actual adjusted amount was US$9,938,600 based on previous excess proceeds of resale. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Teck Cominco’s resale proceeds are to be credited against the guaranteed amount; any share resale surplus shares are to be returned to the Company’s treasury, and any share resale proceeds shortfall below the US$9,938,600 are to be made up by the Company in cash or through the issuance of additional shares. Under the agreement, the Company is to ensure proceeds totalling US$9,938,600 by May 22, 2006. Additionally, the Company is required to manage the sale of at least US$1 million in each 3 month period commencing May 22, 2005. In the event that the proceeds are less than US$9,938,600, the Company is required to pay 110% of the shortfall, prior to May 22, 2007.

At December 31, 2005, 473,700 of the 1,772,775 shares had been sold for proceeds of US$2,039,902. Subsequent to the year end and to February 28, 2006, the Company managed the sale of an additional 1,276,414 shares for proceeds paid to Teck Cominco of US$7,893,984. At February 28, 2006, the Company is required to manage the resale of the remaining shares where Teck Cominco would be guaranteed resale proceeds of US$4,715.

At the time of the Company exercising the Resource Lands Option, it exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, and subject to the Company acquiring HDGI’s interest, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have the proceeds guaranteed.

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Teck Cominco had the right, until August 24, 2005, to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds. Teck Cominco’s resale proceeds will be credited with any share resale surplus returned to the Company’s treasury, and should the share resale shortfall below the US$4 million required amount, the shortfall must be made up by the Company in cash or through the issuance of additional shares. At December 31, 2005, none of the original 977,795 shares had been sold and the surplus on the price protection guarantee for the Resource and Exploration Lands Options was $252,047.

Subsequent to the year end and to February 28, 2006, the Company managed the sale of 653,686 shares for proceeds paid to Teck Cominco of approximately US$3,994,028. The Company is required to manage the resale of the remaining shares where Teck Cominco would be guaranteed resale proceeds of US$5,972.

Upon payment in full by the Company of the guaranteed amount of the combined US$14 million of resale proceeds to Teck Cominco, the exercise of the Exploration Lands Option and the Resource Lands Option will be completed and the Company will vest its interest and take registered title to the claims comprising them, subject to acquisition of HDGI’s interest.

As a consequence of electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests. The valuation was required to be acceptable to the TSX Venture Exchange. No commissions or finders’ fees were payable in respect of the acquisition of the carried interests in the Options. On March 15, 2005, the Company announced it had reached an agreement with HDGI to acquire the 20% carried contractual interests for a purchase price of 14,002,268 common shares. The agreed number of shares was based on negotiations between the Company and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd; the valuation was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange accepted the acquisition transaction in May and June 2005, respectively. The transaction to acquire HDGI’s carried interests will be completed by way of an acquisition of the corporation, HDGI.

HDGI and NDM are finalizing the acquisition of the 20% carried interest. On completion of the acquisition of HDGI and the discharge of Teck Cominco’s share resale guarantees, Northern Dynasty, together with one or more 100% subsidiaries, will own a 100% right title and interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

Other interim option payments to Teck Cominco were made during 2001 to 2004, including US$250,000 in cash plus 500,000 two-year share purchase warrants (exercisable at $0.75) prior to December 31, 2001 and 500,000 shares and 500,000 two-year share purchase warrants (exercisable at $1.15) prior to March 31, 2002 and a further 500,000 shares and 250,000 warrants before December 31, 2002. Pursuant to an agreement to extend the deadline to purchase the Resource Lands from November 30, 2003 to November 30, 2004 an additional 200,000 shares were issued to Teck Cominco on December 19, 2002.

Location, Access and Property Description

The Pebble Property is located in the Iliamna region of southwestern Alaska. It is approximately 236 mi (380 km) southwest of Anchorage and 17 mi (27 km) northwest of the village of Iliamna (Figure 1).

Access to the Pebble Project from Anchorage is via fixed wing aircraft to Iliamna. Iliamna has a state-operated airport with two 5,500 ft (1,700 m) paved runways. It is serviced by several passenger and cargo flights daily from Anchorage, using Convair, Hercules and DC-6 aircraft, as well as smaller charter aircraft. Current access from Iliamna to the property is by helicopter.

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The Pebble Property is located 60 mi (95 km) from tidewater. Access to the coast from Lake Iliamna is provided by a 19 mi (30 km), state-maintained road, which extends from Pile Bay at the eastern end of Lake Iliamna to Williamsport near Iniskin Bay on Cook Inlet. Bulk fuel and heavy freight can also be barged in during the summer months to Lake Iliamna via the Kvichak River. There is currently no road from Iliamna northwest to the Pebble Property.

The property forms a continuous block consisting of 1,331 located Alaska State mineral claims totaling 39,600 hectares (98,000 acres). Annual rental fees are US$160,295 and annual assessment work obligations are US$245,000.

Figure 1 Location

Topography and Climate

The climate of the Iliamna area is similar to Anchorage with summer daytime high temperatures range from 10 to 17 degrees Celsius, and low temperatures varying from -10 to -13 degrees Celsius from December to March. Average annual precipitation is 69 cm. The climate, although periodically harsh, is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round.

The Pebble Property lies within an area of rolling hills and low mountains. Valley bottoms are at elevations of 820 ft (250 m) above sea level. The highest point on the property is Kaskanak Peak, at an elevation of 2,760 ft (841 m). The Pebble West and Pebble East mineralized deposits are situated at the 1,065 ft (325 m) elevation. Vegetation consists of sparse patches of alder trees separated by expanses of tundra and grass. The area was recently glaciated and glacial soil deposits and hummocky terrain abound. There are streams and small, shallow ponds in the vicinity of the project, which provide water for exploration drilling.

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Exploration History

From the mid 1980s to 1994, Teck Cominco conducted exploration in the Pebble region, including prospecting, geological mapping, geochemical sampling, geophysical surveys and drilling of what is now known as the Pebble West Deposit and adjacent areas. The Pebble West discovery outcrop was identified in 1987, but the potential of the system was not fully realized until after an Induced Polarization (IP) geophysical survey was completed in 1989. Although limited in scope, the IP survey at Pebble displayed a response characteristic of a large, porphyry-copper system. This interpretation was validated through subsequent drilling by Teck Cominco that intercepted significant intervals of porphyry-style copper, gold and molybdenum mineralization. Engineering and metallurgical studies were carried out concurrently with drilling from 1991-1994. HDGI entered into options agreements with Teck Cominco to acquire the Pebble Property in November 2001.

In 2001, HDGI staked the additional claims to cover ground where Teck Cominco had detected a multi-element, soil-geochemical and geophysical (high IP chargeability) anomalies on two, widely spaced, reconnaissance lines. HDGI collected and analyzed 601 soil samples and did 30-line km of IP/resistivity surveying.

During 2002, Northern Dynasty drilled 68 holes totaling 37,090 ft (11,306 m) exploring for additional porphyry deposits within which to define higher-grade resources. Four new mineral zones were discovered. One of these, the Thirty-Eight Zone, is a till-covered copper-gold porphyry deposit located 12 km south-southwest of the Pebble West deposit. Some 86% of Teck Cominco’s drill core from the Pebble West deposit was relogged and a sectional geological model was completed. Based on this model, the Pebble West Deposit resource was estimated. Surface work included an 18.5 -line-km ground magnetometer survey; a 328-sample soil geochemical survey and a few man-days of geological traverses.

An independent mineral resource estimate of the Inferred resources in the Pebble West deposit at that time were 1.0 billion tonnes grading 0.30% copper, 0.40 g/t gold, and 0.015% molybdenum (0.61% copper-equivalent) above a cut-off grade of 0.30% copper-equivalent, and 271 million tonnes of 0.43% copper, 0.59 g/t gold, and 0.018% molybdenum (0.86% copper-equivalent) above a cut-off grade of 0.70% copper equivalent.

In 2003, Northern Dynasty drilled 58 holes totaling 64,730 ft (19,730 m) to define higher-grade portions in the Pebble West Deposit and 9 holes totaling 6,520 ft (1,990 m) to test four other prospective zones on the Property, as well as limited surface exploration. The 2003 drilling continued to indicate the presence of substantial porphyry mineralization at the 38 Porphyry Deposit. Drilling at the 37 Skarn intersected moderate gold and copper values; further work is necessary to fully determine the potential of the skarn mineralization. A new independent estimate of the Pebble West Deposit was done in February 2004, increasing the inferred mineral resources to 2.74 billion tonnes grading 0.55% copper-equivalent1 (0.27% copper 0.30 g/t gold, and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent1.

In November, 2004, a preliminary economic assessment of the Pebble project was done based on the early 2004 resource estimate for the Pebble Deposit, now know as the Pebble West Deposit. The technical report, entitled “Preliminary Assessment of the Pebble Gold-Copper-Molybdenum Project, Iliamna Area, Alaska, USA” was completed in November 2004 by qualified persons Derek J. Barratt, P.Eng., and Peter G. Beaudoin, P.Eng., and is filed on www.sedar.com. The Preliminary Assessment was

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1 Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)

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prepared in order to provide guidance for the ongoing engineering work that will ultimately define the optimal scale of production.

The 2004 program involved collection of engineering, environmental and socioeconomic data required for the completion of feasibility studies and the commencement of preparation of permitting applications. The program encompassed approximately 130,000 ft (40,000 m) of drilling, including holes to establish measured and indicated resources in the Pebble West Deposit and others to collect geotechnical, metallurgical and hydrological data to use for mine planning. Some exploratory drilling for new zones and unexplored targets was also done and enabled the Company to complete the 60,000 ft of drilling required to exercise its option on the Exploration Lands.

Drilling identified a significant, new porphyry centre on the eastern side of the Pebble West Deposit beneath a cover of Tertiary rocks that apparently thickens to the east. Additional drilling in this area in 2005 expanded the Pebble East Deposit laterally and to the west (see Property Geology and Estimates of Mineralization below for further details).

Property Geology

The Pebble property encompasses the eastern and southern margins of the approximately 200 square km in size, Late Cretaceous (89.7 Ma) in age, tonalite-granodiorite Kaskanak Batholith (coarse grained igneous rocks of intermediate composition, covering a large area), and the adjacent Jurassic-Cretaceous sedimentary and interbedded volcanic rocks that the batholith had intruded. On the east side of the batholith, a northeast-trending structural corridor is marked by a linear cluster of multi-phased, compositionally and texturally variable, irregular stocks, sills, dikes and breccia bodies (igneous bodies that are relatively small and circular, flat-lying, linear and structurally shattered, respectively) that are associated with and formed at the same time as the batholith. Numerous gold and copper-gold mineral occurrences, including the large Pebble West, Pebble East and Thirty-Eight porphyry copper-gold-molybdenum deposits, are related to this diverse group of intrusions (coarse grained igneous rocks).

The Pebble West Deposit is a calc-alkalic porphyry (hosted by igneous rocks with potassium feldspar), encompassing four small granodiorite-quartz monzodiorite (coarse grained igneous rocks of intermediate composition) stocks and related sill-like intrusions. These stocks intrude folded and previously hornfelsed (metamorphosed) volcaniclastic (eroded and re-deposited volcanic rocks) sedimentary rocks that host earlier diorite sill-like intrusions, and later intrusion breccias (composed of angular fragments of intrusive rocks).

The Pebble East Deposit, discovered in 2005, occurs in a large mineralized intrusion under a cover of younger and unmineralized rocks. The dimensions of Pebble East Deposit are not yet fully defined, but results from 16 holes drilled so far indicate the new porphyry system hosts a substantial volume of mineralized material with excellent copper, gold and molybdenum grades. The area influenced by the widely spaced drill holes measures about 4,000 ft by 4,000 ft (1,200 m by 1,200 m). The work indicates that the mineralized intrusive rock is up to 4,000 ft (1,200 m) from north to south, 4,000 ft (1,200 m) from east to west and extends up to 2,400 ft (730 m) vertically, with grades higher than the adjoining Pebble West Deposit.

Mineralization

Mineralization, consisting principally of pyrite, chalcopyrite and molybdenite, occurs in zones of strong potassium-silicate alteration in and disseminated adjacent to quartz-vein stockworks in all rock types. It is strongest in and near the upper parts of the granodiorite stocks, especially in diorite sills, and in a major granodiorite sill. In the Pebble West Deposit, the copper/gold ratio is about 1% copper to 1.2 g/t gold. The copper/molybdenum ratio is about 20/1. In the Pebble East Deposit, the gold/copper ratio is more variable, generally being between 0.5 and 1.0 with some zones much lower than this and a few 33-ft (10-m) intervals with gold values from 30-65 g/t and copper values less than 1%. The copper/molybdenum ratio ranges widely and decreases strongly below 3000 ft (915 m) beneath the surface.

Northern Dynasty Minerals Ltd.	– 13–	Annual Information Form

In the Pebble West and East Deposits, copper-gold-molybdenum mineralization extends over a known area of 9,800 ft (3 km) by 7,220 ft (2.2 km) and to a depth of 1,970 ft (600 m) in the Pebble West deposit, and to a depth of 3,940 ft (1,200 m) in the Pebble East deposit.

Estimates of Mineralization

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Detailed drilling on the Pebble West Deposit in 2004 led to an updated resource estimate that was announced in March 2005. In January 2006, the Company announced the results of an initial resource estimate for the new Pebble East Deposit. The resource estimate is based upon drill core assay results from 68,500 ft (20,890 m) of drilling in 22 holes completed by Northern Dynasty.

Pebble West Deposit – Measured Plus Indicated Mineral Resources[2,3]
Cut-Off	Size	Grade				Contained Metal
CuEQ[6] %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ[7] %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	3,026	0.28	0.32	0.015	0.56	18.8	31.3	993
0.50	1,628	0.35	0.39	0.018	0.69	12.7	20.5	629
0.70	569	0.46	0.50	0.021	0.88	5.8	9.1	265

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Pebble West Deposit – Inferred Mineral Resources4.5
Cut-Off	Size	Grade				Contained Metal
CuEQ[6] %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ[7] %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	1,130	0.24	0.30	0.014	0.50	5.9	10.8	361
0.50	417	0.31	0.42	0.018	0.67	2.9	5.6	168
0.70	143	0.40	0.56	0.020	0.85	1.3	2.6	62

________________________________________
2 The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons as defined by Canadian regulatory policy NI 43-101.

Northern Dynasty Minerals Ltd.	– 14–	Annual Information Form

Pebble East Deposit – Inferred Mineral Resources[3,4,5]
Cut-Off	Size	Grade				Contained Metal
CuEQ[6] %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ[7] %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	2,126	0.55	0.34	0.037	0.97	25.9	23.5	1,717
0.60	1,832	0.60	0.37	0.038	1.05	24.3	22.1	1,547
0.70	1,611	0.64	0.40	0.039	1.10	22.6	20.5	1,398
1.00	947	0.77	0.48	0.040	1.28	16.0	14.5	830

Note 4	By prescribed definition, “Mineral Resources” do not have demonstrated economic viability.
Note 5

An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Note 6

A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas, but is subject to completion of a feasibility study. For bulk underground mining, higher cut-offs such as 0.60% CuEQ are typically used. For the above resource estimates, cut-off grades were established by the following method:

Note 7

Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)

Pebble West Deposit (Open Pit scenario) as used in the November 2004 Preliminary Assessment.

Breakeven operating costs:

Mining	$0.87/tonne mined
Processing	$2.51/tonne mineralization
G&A, Maintenence, Environmental etc	$0.79/tonne mineralization
OPERATING COST	$4.17/tonne mineralization
Realization Costs (~$165/t conc)	$1.65/tonne mineralization
TOTAL OPERATING COST	$5.82/tonne mineralization

The CuEQ grade for resource estimation represents the equivalent amount of copper in the ground, irrespective of the metallurgical recoveries of the component metals utilized in the calculation. The following is the suggested copper equivalent calculation for the open pit scenario for Pebble West:

CuEQ%	= Cu% + (Au g/t * Au$/g / Cu$/%) + (Mo% * Mo$/% / Cu$/%)
where:	Cu$/% = $1.00*22.046 = $22.06
Au$/g = $400/31.1035 = $12.86
Mo$/% = $6.00*22.046 = $132.28

Note that the above simple CuEQ calculation is intended for resource estimations only. Mine planning and reserve estimates will be based on Net Smelter Return (NSR) values for the metals rather than metal price. The breakeven cut-off grade (BEGrade), be it copper or copper equivalent, must equate to an NSR that meets (or exceeds) the operating cost. As can be seen from the equation below, the cut-off grade for which the recovered value matches the operating + realization costs of $5.82/tonne is 0.30% Cu.

BEGrade * Recovery * lbs/tonne * copper price = operating cost
BEGrade = 5.82 / (0.88 * 22.046 * 1.00)
BEGrade = 0.29% Cu

The above operating costs and economic analysis were derived from the preliminary economic assessment on the Pebble West Deposit. The preliminary economic assessment is based partially on inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, therefore there is no certainty that the results predicted by the preliminary economic assessment will be realized. United States investors are cautioned that the United States Securities and Exchange Commission does not permit U.S. mining companies to disclose economic results from a preliminary economic assessment based on inferred resources.

Pebble East (Underground Bulk Mining Scenario)

Replacing the mining cost above for open pit ($0.87/tonne mined) with costs that have been quoted by companies with block caving experience ($2.50/tonne mined), then the total costs (including realization costs) are $7.45/tonne, giving a value of 0.4% CuEq. A more conservative value of 0.6% CuEq has been used.

________________________________________
3 Prepared by the technical staff of Northern Dynasty and audited by consultants at Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person as defined by National Instrument 43-101. A technical report detailing the resource estimate has been filed on www.sedar.com.

Northern Dynasty Minerals Ltd.	– 15–	Annual Information Form

Sampling, Analysis, Security and Quality Assurance/Quality Control Procedures

For details on the sampling and analytical procedures at Pebble, see Northern Dynasty’s Annual Information Form or Form on 20F for the 2004 fiscal year.

Recent work – 2005 Program

Drilling

The 2005 drilling program began on April 1, and to December 31 comprised 75,880 ft (23,128 m) in 43 holes focused on metallurgical drilling to obtain samples for testing, exploration drilling focused on determining the extent and potential of higher grade mineralization located in what is now known as the Pebble East Deposit, and soils engineering drilling for testing sites for mill buildings and tailing storage areas.

Feasibility Study

The feasibility study continued to advance in 2005, but at the end of the year plans for its completion were under review to assess the effect of the inclusion of the Pebble East Deposit. The current concept is to continue the analysis of the open pit case for the Pebble West Deposit, which will then serve as a basis for a final study of the overall project. The study, incorporating Pebble East into the overall project plan, would be completed as an Integrated Development Plan (IDP). Work on the IDP would commence in 2006 and extend through 2007.

Optimization opportunities are also being considered. Two of these – in-pit crushing and revisions to the crushed ore stockpile – have been incorporated into the Pebble West study plans. The optimization work will continue in parallel with the completion of the current phase of the study. In addition, data collection will commence to support the study of Pebble East.

Metallurgy and Process Plant Design

Late in the year, the study team completed their analysis of the grinding characteristics of the Pebble West mineralization. This work included completion of the testwork, collection of corroborative grinding data, and reconciliation of the two data sets. As a result, a rigorous model has been developed to support the Pebble West study plans. The data were then incorporated into a grindability model for use by the mine planners. Additional grinding data will be collected during 2006 to support the Pebble East study.

Flotation testwork for Pebble West included a large scale program to produce sufficient samples for additional specific tests (e.g. tailings analysis, concentrate quality, filtration, etc.). The locked cycle program, designed to formulate the process flowsheet, was completed and variability testwork commenced.

In the fourth quarter, the study team completed further analysis of the testwork results, then initiated work to assess alternate flowsheets focused on enhancing gold recovery. The initial tranche of tests was completed during the fourth quarter with promising results. Accordingly, the remaining portion of the variability program (approximately 25% of the total program) was deferred while a new series of batch and locked cycle tests were completed to test the alternate flowsheets. This work is expected to be complete during the first quarter of 2006. An economic analysis will be completed to test the results and select the preferred alternative. Following that selection, the variability work will be completed to form the basis of the Pebble West process design for the IDP.

Northern Dynasty Minerals Ltd.	– 16–	Annual Information Form

Mining

The Pebble West mine plan has been updated to incorporate the new grinding data, the in-pit crushing alternative, and revisions to the tailings structure design. The study base case is incorporating only measured and indicated resources.

As part of the preparatory work for the IDP, a series of analyses will be completed on the mine plan to evaluate the impact of varying the cutoff grade and plant throughput. These results will be tested in the project’s financial model to determine the starting point for the IDP.

Tailings and Water Management

The tailings facility feasibility design was developed and reviewed. General concepts in the current design (Mine Development Concept 25) were endorsed. Some minor revisions were made, particularly to sequencing of certain components. This latter work will be included in the current phase of the study and this work will continue through 2006 as part of the IDP.

Infrastructure

Homer Electric Association (“HEA”) continued the joint study of power supply alternatives late in 2005. HEA currently assessing alternative fuel sources for the proposed power plant. HEA anticipates that the results of this review will be available to the Company during the first quarter of 2006.

Northern Dynasty continued to liaise with representatives of the State of Alaska regarding the latter’s continuing design of the road and port system that would service southwestern Alaska. The Company also completed its independent designs for both the road and the port.

A concentrate pipeline design has been developed. With this design, the alternative of utilizing the pipeline to pump, rather than truck, lime from the port to the mine site will form the base case.

A trade-off study of other transportation opportunities was also completed near year end. Several alternatives were identified that merit further analysis during 2006.

Environmental, Cultural and Socio-Economic

The 2005 environmental, cultural and socio-economic programs were completed as planned with all targets for data collection and stakeholder communications being met.

The environmental program included surface, ground and water quality monitoring and testing; collection of samples and testing for min rock characterization studies; wildlife and fish aquatics studies (both freshwater and marine studies [at port site]); wetland plant studies to assess any project affects as they might relate to the mitigation requirements under the US Clean Waters Act; and studies of Lake Iliamna to assess any potential impacts from infrastructure development.

In addition, extensive research was carried out in partnership with the State of Alaska’s Department of Fish and Game. Information was collected through a detailed interview process that involves many participants in over 20 local villages. This data will be transferred into a GIS framework from which the potential effects of the project development activities on subsistence resources (wildlife and plants) and their use can be evaluated. All the information collected will be carefully guarded by the consultant and will, ultimately, be the property of those interviewed. The 2005 activity will continue through the winter and early spring of 2006.

Northern Dynasty Minerals Ltd.	– 17–	Annual Information Form

Archaeological studies have been carried out on all areas that might be disturbed by the project with the exception of the road and port. The latter studies, not expected until 2006, will be implemented once a decision is made regarding the exact location of these project features.

Stakeholder Relations

Northern Dynasty continued with its communication efforts with the stakeholders in Alaska. Meetings include the entire range of stakeholders, from the citizens of the local villages to representatives of Alaska’s Legislature and others who seek information about the Pebble Project. In all, the Company has conducted over 310 meetings and site tours for stakeholders and hosted two community leaders seminars. During these sessions the Company shared its information regarding project planning and data acquired from the environmental studies. The leaders provided Northern Dynasty with valuable insights regarding issues that concern them and their desire to consider the economic opportunities and regional stability that could be provided by the Pebble Project. This community engagement effort is consistent with Northern Dynasty’s stakeholder relations commitment, and already it can be shown that individuals now have a greater understanding of the project concept.

Plan of Operation – Fiscal 2006

The 2006 program is focused on thoroughly assessing the Pebble East Deposit through drilling and engineering studies in order to integrate this new discovery into the overall mine plan for the project. The drilling component of the program consists of 100,000 ft (30,500 m), in the first of a two-stage program. Stage 2 is contingent on the results of stage 1.

Comprehensive engineering, environmental, and socioeconomic programs toward a feasibility study for a long life mining operation, will continue in parallel with the drilling program. Work on the IDP would commence in 2006 and extend through 2007.

The planned expenditures are:

Drilling	CDN$ 15.0 million

Engineering (testing, feasibility studies and Integrated development plan work)	7.1 million

Environmental and Socioeconomic (continued baselines studies and reports; stakeholder engagement )	17.1 million

Administration (Vancouver)	3.6 million

Administration (Anchorage)	0.9 million

TOTAL	CDN$ 43.7 million

Northern Dynasty Minerals Ltd.	– 18–	Annual Information Form

Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with Northern Dynasty’s business include:

As Northern Dynasty’s mineral properties do not contain any reserves or any known body of economic mineralization, Northern Dynasty may not discover commercially exploitable quantities of ore on its mineral properties that would enable it enter into commercial production, achieve revenues and recover the money it spends on exploration.

Although there are known bodies of mineralization on the Pebble Property, and Northern Dynasty has completed a core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources to allow for completion of planned feasibility studies, there are currently no known reserves or body of commercially viable ore and the Pebble Property must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty can ascertain if any mineralization may be economic and hence constitute ‘ore”. Engineering, socioeconomic and environmental studies are ongoing. Additional drilling is planned to further define the Pebble East Deposit. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Northern Dynasty makes on the Pebble Property do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Northern Dynasty stock negatively impacted.

The Mineral Resources estimates presented by Northern Dynasty for the Pebble Property are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

Northern Dynasty has included mineral resource estimates that have been made in accordance with Canadian National Instrument 43-101. These resources estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into reserves. Further, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Property or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) orebody that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices.

Northern Dynasty Minerals Ltd.	– 19–	Annual Information Form

Northern Dynasty will require significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Pebble Property.

Northern Dynasty will need to raise additional financing to complete feasibility studies for the Pebble Property. If the costs of Northern Dynasty’s planned exploration programs are greater than anticipated, Northern Dynasty may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Northern Dynasty will be successful in its efforts to raise these required funds, or on terms satisfactory to it. The continued exploration of the Pebble Property and the development of Northern Dynasty’s business will depend upon Northern Dynasty’s ability to establish the commercial viability of the Pebble Property and to ultimately develop its cash flow from operations and reach profitable operations. Northern Dynasty is currently in the exploration stage and has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Northern Dynasty are through the sale of equity and debt capital. Alternatively, Northern Dynasty may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof or to obtain project or operating financing from financial institutions. If Northern Dynasty is unable to obtain this additional financing, Northern Dynasty will not be able to continue its exploration activities and its assessment of the commercial viability of the Pebble Property.

As Northern Dynasty has no history of earnings and no foreseeable earnings, Northern Dynasty may never achieve profitability or pay dividends.

Northern Dynasty has a long history of losses and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the exploration stage. If Northern Dynasty is successful in developing the Pebble Property, Northern Dynasty anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Northern Dynasty does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Northern Dynasty’s board of directors, which will take into account many factors including Northern Dynasty’s operating results, financial conditions and anticipated cash needs. For these reasons, Northern Dynasty may never achieve profitability or pay dividends.

Northern Dynasty’s consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2005, Northern Dynasty had working capital of approximately $11 million, which may not be sufficient to meet its planned business objectives. Management recognizes that Northern Dynasty will need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Northern Dynasty will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Northern Dynasty is unable to obtain adequate additional financing, Northern Dynasty will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Northern Dynasty Minerals Ltd.	– 20–	Annual Information Form

As the Pebble Property is Northern Dynasty’s principal mineral property, the failure of Northern Dynasty to establish that the Pebble Property possesses commercially viable deposits of ore will cause a significant decline in the trading price of Northern Dynasty’s common shares and reduce its ability to obtain new financing.

The Pebble Property is Northern Dynasty’s principal mineral property. Northern Dynasty’s principal business objective is to carry out further exploration activities to establish whether the Pebble Property possess commercially viable deposits of ore. If Northern Dynasty in not successful in this plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would result in a significant decline in the trading price of Northern Dynasty’s common shares. Further, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Property.

If prices for copper, gold and molybdenum decline, Northern Dynasty may not be able to raise the additional financing required to fund its exploration activities for the Pebble Property.

The ability of Northern Dynasty to raise financing to fund its exploration activities and, if warranted, development of the Pebble Property, will be significantly affected by changes in the market price of the metals it mines or explores for. The prices of copper, gold and molybdenum are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to funds its exploration activities. In this event, Northern Dynasty may not be able to carry out planned exploration activities and, if warranted, development of the Pebble Property with the result that Northern Dynasty may not be able to continue its plan of operations.

The exercise of outstanding options and share purchase warrants issued by Northern Dynasty will result in the issuance by Northern Dynasty of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Northern Dynasty’s common shares.

At March 21, 2006, Northern Dynasty had 61,128,836 common shares and 2,616,134 share purchase options and 6,297,147 warrants outstanding. The Company has also reached an agreement to acquire through the purchase of Hunter Dickinson Group Inc., the 20% remaining carried contractual interests in the Resource Lands and Exploration Lands for a purchase price consisting of 14,002,268 Northern Dynasty common shares, which have yet to be issued as at the date of this AIF. The resale of outstanding shares from the exercise of dilutive securities and issuance of common shares for the Resource and Exploration Lands property acquisitions could have a depressing effect on the market for Northern Dynasty’s common shares.

Northern Dynasty competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater

Northern Dynasty Minerals Ltd.	– 21–	Annual Information Form

financial resources, operational experience and technical capabilities than Northern Dynasty does. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

The adoption of new or additional environmental legislation governing the Pebble Property could increase the costs to Northern Dynasty of exploring and, if warranted, developing the Pebble Property and could delay these activities.

Northern Dynasty must comply with applicable environmental legislation in carrying out is exploration and, if warranted, development of the Pebble Property. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Northern Dynasty of carrying out its exploration and, if warranted, development of the Pebble Property. Further, compliance with new or additional environmental legislation may result in delays to Northern Dynasty’s exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards on Northern Dynasty’s mineral properties may result in significant unanticipated compliance and reclamation costs that may increase the costs to Northern Dynasty of exploring and developing the Pebble Property.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate and export minerals can adversely affect Northern Dynasty. Northern Dynasty may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Environmental hazards may exist on the properties in which Northern Dynasty holds interests which are unknown to Northern Dynasty at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in Northern Dynasty being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. Any changes in regulations or shift in political attitude are beyond the control of Northern Dynasty and may adversely affect its business.

Northern Dynasty is subject to many risks that are not insurable and, as a result, Northern Dynasty will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities would result in increase in Northern Dynasty’s operating expenses which would, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

The market price of Northern Dynasty’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Company’s common shares

Northern Dynasty Minerals Ltd.	– 22–	Annual Information Form

suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

If Northern Dynasty loses the services of the independent contractors that it engages to undertake its exploration, then Northern Dynasty’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Inc (“HDI”). The Company has access to the full resources of HDI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities; however the Company does not have the right to require HDI to bring to the Company all corporate opportunities that come to HDI's attention. Northern Dynasty has contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in the exploration activities planned to be undertaken by Northern Dynasty being delayed or being more expensive to undertake than anticipated.

Potential Conflicts of Interest.

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that new exploration properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result, there may be situations which involve a conflict of interest. In that event, the conflicted directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

ITEM 6.      DIVIDENDS

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7.      DESCRIPTION OF CAPITAL STRUCTURE

Northern Dynasty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 60,092,607 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2005. As of March 21, 2006, there were 61,128,836 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited consolidated financial statements provide details of all share issuances effected by Northern Dynasty in the issue price per share since January 1, 2003.

There are approximately 3.6 million shares of Northern Dynasty which are held by or on behalf of Northern Dynasty by non-Canadians.

Northern Dynasty Minerals Ltd.	– 23–	Annual Information Form

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

ITEM 8.      MARKET FOR SECURITIES

The following table shows the progression in high and low trading prices of the common shares of Northern Dynasty on the TSX Venture Exchange and AMEX for the periods listed.

	TSX Venture			AMEX
			Average			Average
			Daily			Daily
	High	Low	Trading	High	Low	Trading
	(Cdn$)	(Cdn$)	Volume	(US$)	(US$)	Volume
Monthly
December 2005	6.15	5.00	95,365	5.32	4.31	136,586
November 2005	5.59	5.00	93,809	4.70	4.31	66,567
October 2005	5.72	4.85	94,910	4.90	4.14	101,591
September 2005	5.75	4.25	88,567	4.97	3.56	117,929
August 2005	4.50	4.05	52,595	3.73	3.40	54,304
July 2005	4.66	4.30	65,805	3.87	3.49	48,865
June 2005	5.10	4.62	18,504	4.09	3.71	64,932
May 2005	5.20	4.60	28,033	4.17	3.64	66,192
April 2005	5.65	4.80	38,171	4.44	4.22	57,976
March 2005	6.75	4.95	176,895	5.47	4.03	200,291
February 2005	5.25	4.62	56,950	4.26	3.68	74,721
January 2005	5.51	4.27	49,515	4.60	3.43	70,075

Northern Dynasty share trading information is also available through free internet search services (for example, see Yahoo.com, enter NDM.V or NAK)

ITEM 9.      ESCROWED SECURITIES

There are no shares of Northern Dynasty held in escrow.

ITEM 10.     DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are as follows. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 21, 2006

Northern Dynasty Minerals Ltd.	– 24–	Annual Information Form

Name, Position and Country of Residence	Period a Director of Northern Dynasty	Securities Beneficially Owned or Controlled
Morris Beattie Director Vancouver, British Columbia	Since August 2005	10,000 Common Shares 40,000 Options (1)
David J. Copeland Director Vancouver, British Columbia	Since June 1996	46,100 Common Shares 115,000 Options (3)
Scott D. Cousens Director Vancouver, British Columbia	Since June 1996	6,000 Common Shares 115,000 Options (3)
Robert A. Dickinson Chairman of the Board and Director Lions Bay, British Columbia	Since June 1995	1,115,000 Common Shares(6) 115,000 Options (3)
David Elliott Director Vancouver, British Columbia	Since July 2004	100,000 Options (2)
Gordon J. Fretwell Director West Vancouver, British Columbia	Since July 2004	100,000 Options (2)
Wayne Kirk Director San Rafael, California	Since July 2004	100,000 Options (2)
Jeffrey R. Mason Secretary, Chief Financial Officer and Director Vancouver, British Columbia	Since June 1996	38,400 Options (5)
Walter T. Segsworth Director West Vancouver, British Columbia	Since September 2004	100,000 Options (4)
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia	Since November 1995	1,000 Common Shares 115,000 Options (2)
Ian Watson(7) Director London, England	Since July 2003	115,000 Options (2)

Notes:

1.	Mr. Beattie holds options to purchase 40,000 common shares at an exercise price of $5.31 per share expiring on November 30, 2007.

2.	Mr. Elliott, Mr. Fretwell, and Mr. Kirk each hold options to purchase 100,000 common shares at $5.00 per share expiring on November 30, 2006.

3.	Mr. Copeland, Mr. Cousens, Mr. Dickinson, Mr. Thiessen and Mr. Watson each hold options to purchase 115,000 Common Shares at an exercise price of $5.00 per share expiring on November 30, 2006.

4.	Mr. Segsworth holds options to purchase 100,000 common shares at $4.65 expiring on November 30, 2006.

5.	Mr. Mason holds options to purchase 38,400 common shares at $5.00 expiring on November 30, 2006.

6.	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

7.

Mr. Watson is Chairman and Managing Director of Galahad Gold plc, which controls, directly and through subsidiaries, 16,564,140 shares of Northern Dynasty. Certain of these Shares are registered in the names of Galahad Gold plc, Shambhala Gold Limited (“Shambhala”), and Ludgate 341 Limited. Ludgate 341 Limited also holds 1,176,500 warrants (at exercise prices of $5.00) and each warrant is exercisable to purchase one additional share. Mr. Watson may hold all or a portion of his options for the benefit of Galahad as they may agree.

8.

Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common that provides consulting services to the Company. In March 2005, Northern Dynasty reached an agreement to acquire the 20% remaining contractual interest in the Pebble Property from HDGI for a purchase price of 14,002,268 common shares of Northern Dynasty. As at March 21, 2006, none of these common shares have been issued.

Northern Dynasty Minerals Ltd.	– 25–	Annual Information Form

At the annual general meeting of the Company held in July 2005, directors listed above except Morris Beattie were re-elected to a one-year term of office expiring at the next annual general meeting of Northern Dynasty, which is expected to be held in June 2006. Several of the directors serve together on a number of boards of directors of other publicly listed companies. A cost sharing arrangement exists between a number of these companies pursuant to administrative and geological service agreements with Hunter Dickinson Inc. (“HDI”), a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI provides extensive engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Based on insider reports filed on www.sedi.ca, as at March 21, 2006, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 17,748,040 common shares of the Company (29%), or 34,130,208 common shares on a fully diluted basis (44%).

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit Committee	David Elliott Gordon Fretwell Wayne Kirk
Compensation Committee	David Elliott Gordon Fretwell Wayne Kirk Jeffrey Mason Ian Watson
Nominating and Corporate Governance Committee	David Elliott Gordon Fretwell Wayne Kirk Jeffrey Mason

The mandate of each of these committees is more particularly described in Northern Dynasty’s management information circular.

Principal Occupation and Other Companies Served by Current Management of Northern Dynasty

MORRIS J.V. BEATTIE, Ph.D., P.Eng. – Director

Dr. Beattie holds a Ph.D. in Mining and Mineral Process Engineering from the University of British Columbia. He is a Professional Engineer in the Province of British Columbia, a Chartered Engineer in the United Kingdom and is also a member of the Canadian Institute of Mining and Metallurgy and a Fellow of the Institution of Mining and Metallurgy in the United Kingdom.

With over 30 years in the mining industry, Dr. Beattie’s experience has encompassed work in base and precious metals and industrial minerals deposits. He spent the early phase of his career in extractive metallurgy at Bacon, Donaldson & Associates Ltd. More recently Dr. Beattie’s scope of activities has

Northern Dynasty Minerals Ltd.	– 26–	Annual Information Form

included due diligence studies, audits and economic evaluation of mining projects as well as contributions to project feasibility studies. He has held senior management roles with several technology and exploration companies, and presently holds a senior position with Galahad Gold plc, which is a significant shareholder of the Company. He has also served as a director of various exploration and development stage mining companies.

Dr. Beattie currently is, or has been an officer and/or director, within the past five years of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd	Director	August 2005	Present
Galahad Gold plc	Director	January 2004	Present
Skaergaard Minerals Corp (subsidiary of Galahad Gold plc)	President	January 2004	Present
International Molybdenum plc	Director Executive Vice President	April 2005	Present
Aldridge Resources Ltd	Director	Feb. 1997	Nov. 2004
Sur American Gold Corp	Director	April 1997	Dec. 2003

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Taseko Mines Limited	Director	January 1994	Present

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Northern Dynasty Minerals Ltd.	– 27–	Annual Information Form

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	March 1994	September 1994
	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company and is the Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004

Northern Dynasty Minerals Ltd.	– 28–	Annual Information Form

Company	Positions Held	From	To
	Co-Chairman	September 2004	Present
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	Present

DAVID ELLIOTT, B. Comm, CA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Mr. Elliott also serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2004

GORDON J. FRETWELL, B.Comm. LLB. – Director

Gordon J. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law. Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

COMPANY	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 2004	Present

Northern Dynasty Minerals Ltd.	– 29–	Annual Information Form

Continental Minerals Corporation	Director	February 2001	Present
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Ventures Inc.	Director and Secretary	March 1998	Present
Antarex Metals Ltd.	Director	December 2000	September 2002
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	Vice President of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

H. WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 30 years professional experience Mr. Kirk also has over 10 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2002 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.

During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

Northern Dynasty Minerals Ltd.	– 30–	Annual Information Form

JEFFREY R. MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies, including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

WALTER T. SEGSWORTH, P.Eng. – Director

Northern Dynasty Minerals Ltd.	– 31–	Annual Information Form

Walter T. Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	Present
Anooraq Resources Corporation	Director	March 2004	Present
Great Basin Gold Ltd.	Director	January 2003	Present
Cumberland Resources	Director	May 2002	Present
Expatriate Resources Ltd.	Director	February 2001	Present
Homestake Mining Company	President and Chief Operating Officer	April 1999	February 2002
	Director	February 2001	December 2001
Novagold Resources Inc.	Director	May 2002	November 2002
UEX Corporation	Director	March 2002	Present

RONALD W. THIESSEN, CA – Director, President and Chief Executive Officer

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief	September 2000	Present

Northern Dynasty Minerals Ltd.	– 32–	Annual Information Form

Company	Positions Held	From	To
Executive Officer
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

IAN WATSON – Director

Mr. Watson is a financier with a background in mining finance and investment banking. His principal occupation is Chairman and Managing Director of Galahad Gold plc. Galahad is quoted on the AIM Market of the London Stock Exchange and is the largest single shareholder in Northern Dynasty Minerals Ltd. Previously, he was a consultant to American Barrick, now Barrick Gold Corporation and was one of the founders of Centennial Minerals Ltd. and was its Chairman until 1985. Three years after it started, Centennial's success was reflected in a friendly, recommended take-over by Pegasus Gold PLC.

Northern Dynasty Minerals Ltd.	– 33–	Annual Information Form

Mr Watson is, or was within the past five years an officer and or a director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2003	Present
Galahad Gold plc	Chairman and Managing Director	September 2002	Present
Highpoint Telecommunications Inc.	Chairman and Chief Executive Officer	April 1998	May 2002

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Potential Conflicts of Interest

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

ITEM 11.      PROMOTERS

Not applicable.

ITEM 12.      LEGAL PROCEEDINGS

Nil

ITEM 13.      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

Northern Dynasty Minerals Ltd.	– 34–	Annual Information Form

Private placement	Director and officer participation

On March 18, 2005, the Company completed a private placement of 7,247,000 units at Cdn$4.25 per unit. Each unit consisted of one common share and one 18 month warrant to purchase an additional common share exercisable at a price of Cdn$5.00 until September 18, 2006.	(a) Ian Watson, a director who is Chairman of Galahad Gold who is the largest single shareholder of Northern Dynasty, and (b) Galahad Gold participated in this placement to the extent of 1,176,500 units.

ITEM 14.     TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15.     MATERIAL CONTRACTS

The Company did not enter into any material contracts during the fiscal year ended December 31, 2005.

ITEM 16.     INTERESTS OF EXPERTS

David Rennie, P.Eng., Mohan Srivastava, M.Sc., P.Geo., Mark Rebagliati, P.Eng., and John Payne, Ph.D., P.Geo.:

(a)

who are named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

Each of Messrs. Rennie, Srivastava, Rebagliati and Payne interests in the common shares of the Company, directly or indirectly, or through stock options, represent less than 1% of the Company's outstanding share capital.

ITEM 17.     ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684-6365:

Northern Dynasty Minerals Ltd.	– 35–	Annual Information Form

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18.     DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.     CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2005. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended December 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Northern Dynasty Minerals Ltd.	– 36–	Annual Information Form

(1)      Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)      Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)      Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 20.     AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.      AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by the rules of the American Stock Exchange. Mr. Elliott is an accredited Chartered Accountant in Canada.

B.      CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics was attached as an exhibit to the Company's Annual Report on Form 20-F filed in June 2005.

C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
	December 31	December 31
Services:	2005	2004
Audit Fees	$15,000	$15,000
Audit-Related Fees(1)	–	–
Tax Fees	1,000	1,000
All Other Fees	–	–
	$16,000	$16,000

Note:

(1)

"Audit–Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 21.     OFF BALANCE SHEET ARRANGEMENTS

None.

Northern Dynasty Minerals Ltd.	– 37–	Annual Information Form

ITEM 22.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period
	Total	Less than one year	1 to 3 years	3-5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.